SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

AUGUST 11, 2006

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the following directors have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

In terms of the rules of the AngloGold Share Incentive Scheme, all options which are not exercised within ten years from the date of grant, automatically lapse. In 1996, Mr R M Godsell was awarded options which will lapse during September 2006, unless exercised. Mr Godsell has elected to exercise his rights in terms of the options granted and to use the after tax proceeds to purchase AngloGold Ashanti shares in his own name.

Mr N F Nicolau has elected to exercise his rights in terms of options granted and to retain a portion of the after tax proceeds in cash, and to use the balance to purchase AngloGold Ashanti shares in his own name.

This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE and acquired by Mr Godsell and Mr Nicolau.

Details	R M GODSELL	N F NICOLAU
Date options exercised	8 August 2006	8 August 2006
Date options granted	27 September 1996	16 October 2000 and 1 November 2001
Quantity of options exercised / shares allotted	9,200	17,600
Option exercise price	R104.00	R134.10 and R159.10
Quantity of shares sold on the JSE	5,367	14,700
Quantity of shares acquired in own name	3,833	2,900
Type of interest	Beneficial	Beneficial
Market price	R343.6160	R345.0005
% of total shares in issue	0.003342559%	0.00639446%

10 August 2006

JSE Sponsor: UBS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: AUGUST 11, 2006

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary